Exhibit 99.3

All Registry communications to: Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia Telephone: 1800 267 994 Overseas: +61 2 8280 7616 Facsimile: (02) 9287 0303 ASX Code: PIH Email: registrars@linkmarketservices.com.au Website: www.linkmarketservices.com.au Prime Infrastructure Holdings Limited ABN 61 100 364 234 Prime Infrastructure RE Limited ACN 099 717 638; AFSL 219673 (Responsible Entity of each of Prime Infrastructure Trust ARSN 100 375 479 & Prime Infrastructure Trust 2 ARSN 108 288 204) Current Securityholding as at 7:00pm (Sydney time) on 28 September 2010*: SCHEMES Election Form This election form is important. You should read the entire Prime scheme booklet dated 24 September 2010 (Scheme Booklet) and the instructions on the back of this election form carefully before completing this form. If the Schemes become Effective, by default you will receive Scheme Consideration in the form of New BIP Interests, unless you are an Eligible Prime Securityholder who has elected to participate in the Liquidity Facility or you are an Ineligible Foreign Securityholder. As an Eligible Prime Securityholder, you can elect to receive cash under the Liquidity Facility instead of up to the first 4,000 New BIP Interests which you would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 Prime Securities per securityholder). To make an election to participate in the Liquidity Facility, complete this form and lodge it in accordance with the instructions overleaf. If you wish to participate in the Liquidity Facility, the Prime Registry must receive this form no later than 7:00pm (Sydney time) on the Election Date. The Election Date is currently: • Tuesday, 2 November 2010 in respect of Prime Securityholders who appear in the Register as at 7:00pm on Tuesday, 2 November 2010 and who continue to be named on the Register on the Scheme Record Date; and Friday, 26 November 2010 in respect of all other Prime Securityholders who appear in the Register as at the Scheme Record Date. The Scheme Record Date is 7:00pm on Wednesday, 24 November 2010. The decision whether to elect to receive cash under the Liquidity Facility will depend on your individual circumstances. You should seek advice from your own financial, legal or other professional adviser before deciding whether to make this election. A Election to participate in the Liquidity Facility OPTION A – Cash for first 16,666 Prime Securities / 4,000 New BIP Interests, or, if you are entitled to less than 4,000 New BIP Interests, cash for all I/we elect that the first 4,000 New BIP Interests which I/we would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 of my/our Prime Securities), or if I/we hold less than 16,666 Prime Securities, all of my/our Prime Securities, participate in the Liquidity Facility. OPTION B – Cash for less than 16,666 Prime Securities / 4,000 New BIP Interests (note: this option can also be used if you hold less than 16,666 Prime Securities and want cash for less than all of them) I/we elect that the following number of Prime Securities participate in the Liquidity Facility. This is the number of Prime Securities, not the number of BIP Interests. The Liquidity Facility is only available in respect of up to the first 4,000 New BIP Interests which you would otherwise be entitled to receive as Scheme Consideration, which is equivalent to up to 16,666 Prime Securities per securityholder at the exchange ratio of 0.24 New BIP Interests to a Prime Security. Prime Securities B Contact Details Please provide a daytime telephone number where we can contact you, if we have any questions about this election form. Daytime telephone number Contact name (PRINT) ( ) C Securityholder signature(s) This section must be signed in accordance with the instructions overleaf to enable your election to be effective. I/We authorise Prime or its agent to process my/our election on my/our behalf in accordance with the instructions set out above. If my/our election is not in accordance with the terms of the Scheme Booklet and the instructions on the back of this election form, I/We authorise Prime to process my/our election as deemed necessary. If this form is signed under a power of attorney, the attorney declares that they have no notice of revocation of that power. *PIH SOA001* Securityholder 1 (Individual) Joint securityholder 3 (Individual) Joint securityholder 2 (Individual) Director/Company secretary (Delete one) Director Sole director and sole company secretary Date * The number of Prime Securities in your name on the Register as at 7:00pm (Sydney time) on 28 September 2010. This number may change. Your election applies to the Prime Securities you hold on the Scheme Record Date (currently 24 November 2010), not the number in this box. TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED AT ONE OF THE ADDRESSES LISTED OVERLEAF BY NO LATER THAN 7:00PM (SYDNEY TIME) ON THE ELECTION DATE PIH SOA001

How to complete this election form General This form should be read in conjunction with the Scheme Booklet. Words and phrases used but not defined in this form, have the defined meanings set out in section 13 of the booklet. Your name and address Your pre-printed name and address is as it appears on the Register. If you are issuer sponsored and this information is incorrect, please make the correction on the form. If you are sponsored by a broker and this information is incorrect, you should advise your broker of any changes. Please note: you cannot change ownership of your Prime Securities using this form. Eligibility You are not eligible to make an election to participate in the Liquidity Facility if you are an Ineligible Foreign Securityholder or the Excluded Securityholder. The Liquidity Facility is only available to you: if you are an Eligible Prime Securityholder; • if you are the registered holder of Prime Securities (the Liquidity Facility is not available to underlying beneficial holders of Prime Securities); and • in respect of up to the first 4,000 New BIP Interests which you would otherwise be entitled to receive as Scheme Consideration (equivalent to up to 16,666 Prime Securities per securityholder). Rounding Where the calculation of the number of New BIP Interests that you would otherwise be entitled to receive as Scheme Consideration would result in the issue of a fraction of a New BIP Interest, any fractional entitlement to New BIP Interests which is 0.5 or greater will be rounded up, and any fractional entitlement to New BIP Interests which is less than 0.5 will be rounded down, to the nearest whole number of New BIP Interests. A Election of Scheme ConsiderationPlease make your election by marking the appropriate box on the front of this form. Please note you will not have made a valid election to participate in the Liquidity Facility if you do not return a validly completed election form before 7:00pm (Sydney time) on the Election Date applicable to you. If you correctly sign the election form but do not correctly mark the box on the front of this form, you will be treated as having elected the maximum participation in the Liquidity Facility to which you are entitled. In accordance with the terms of the Schemes, (1) provided that no more than US$300 million is taken up under the Liquidity Facility, you will receive US$17.02 per eligible New BIP Interest which you would otherwise be entitled to receive under the Schemes, and (2) in the event that US$300 million is insufficient to meet claims on the Liquidity Facility, excess New BIP Interests that would otherwise have been issued to Liquidity Facility participants (beyond those able to be cashed out from the US$300 million commitment at US$17.02 per New BIP Interest) will be issued to the Nominee and sold on the NYSE and you will receive a blended price converted from US dollars to Australian dollars as described in section 8.10(a) of the Scheme Booklet. Amounts payable under the Liquidity Facility will be converted from US dollars to Australian dollars on or prior to the Payment Date and the resulting Australian dollar amount will be paid to Liquidity Facility participants on the Payment Date. B Contact details Please enter your contact telephone number to enable us to contact you if we have any questions about your application. C Signature(s) You must sign and date this form as follows in the space provided: Individual: where the holding is in one name, the holder must sign. Joint holding: where the holding is in more than one name, all holders must sign. Power of attorney: to sign under power of attorney, you must have already lodged the power of attorney with the Prime Registry. If you have not previously lodged this document for notation, please attach a certified copy of the power of attorney to this form when you return it. Companies: where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please indicate the office held by signing in the appropriate place. Lodgement of this election form Duly completed and executed election forms must be received at the Registry by no later than 7:00pm (Sydney time) on the Election Date (currently Tuesday, 2 November 2010 in respect of Prime Securityholders who appear in the Register as at 7:00pm on Tuesday, 2 November 2010 and who continue to be named on the Register on the Scheme Record Date, and Friday, 26 November 2010 in respect of all other Prime Securityholders who appear in the Register as at the Scheme Record Date). You should allow sufficient time for this to occur. A reply paid envelope is enclosed for securityholders in Australia. Eligible Prime Securityholders returning this form from overseas will need to affix the appropriate postage. Please note that the election form may be lodged in person or by mail but will not be accepted by fax. Return your election form to either of the addresses listed below, in the manner provided. POSTAL DELIVERY HAND DELIVERY Link Market Services Limited Link Market Services Limited Prime Infrastructure Scheme of Arrangement Prime Infrastructure Scheme of Arrangement Locked Bag A14 Level 12, 680 George Street SYDNEY SOUTH NSW 1235 SYDNEY NSW [Please do not use this address for postal delivery] If you have any enquiries concerning your entitlement, please contact the Prime Information Line on 1800 267 994 (within Australia) and +61 2 8280 7616 (outside Australia), Monday to Friday between 8:30am and 5:30pm (Sydney time). Privacy Clause Link Market Services Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).